CAE INC.

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2026.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Matthew Bromberg                                      /s/ Ryan McLeod
President and Chief Executive Officer                Chief Financial Officer

May 21, 2026

CAE Financial Report 2026 | 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CAE Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of CAE Inc. and its subsidiaries (the Company) as of March 31, 2026 and 2025, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2 | CAE Financial Report 2026

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Estimated costs to complete certain contracts
As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from contracts with customers for the design, engineering, and manufacturing of training devices over time using the cost input method when management determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. For the year ended March 31, 2026, a portion of total consolidated revenue of $4.9 billion related to revenue recognized from contracts with customers over time using the cost input method. For contracts where revenue is recognized over time using the cost input method, management applies judgment in estimating the total costs to complete the contract. The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

The principal considerations for our determination that performing procedures relating to revenue recognition for estimated costs to complete certain contracts is a critical audit matter are that there was judgment applied by management in estimating the total costs to complete the contracts. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the total costs to complete the contracts estimated by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process including controls over the estimation of the total costs to complete the contracts. These procedures also included, among others, testing management’s process for estimating the total costs to complete the contracts for a sample of contracts, which included testing the completeness, accuracy and relevance of the data used in the estimate of the work performed to date as a proportion of the total work to be performed; and evaluating the reasonableness of total costs to complete the contracts by considering the factors identified by management as impacting those costs. Evaluating the reasonableness of total costs to complete the contracts involved assessing, on a sample basis, management’s ability to reasonably estimate total costs to complete the contracts by comparing changes in estimated costs with the prior year estimate or estimated costs to complete the contracts for new contracts; performing a lookback analysis to assess variances between actual and estimated costs for completed contracts; and performing procedures to evaluate the timely identification of factors which may warrant a modification to a previous cost estimate.

/s/PricewaterhouseCoopers LLP

Montréal, Canada
May 21, 2026

We have served as the Company’s auditor since 1991.
CAE Financial Report 2026 | 3

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2026	2025
Revenue	3	$4,914.0	$4,707.9
Cost of sales		3,523.2	3,407.8
Gross profit		$1,390.8	$1,300.1
Research and development expenses		144.0	123.2
Selling, general and administrative expenses		624.3	565.4
Other (gains) and losses	4	8.5	(13.3)
Share of after-tax profit of equity accounted investees	3	(82.7)	(88.3)
Restructuring, integration and acquisition costs	5	84.4	56.5
Gain on remeasurement of previously held equity interest	6	—	(72.6)
Operating income		$612.3	$729.2
Finance expense – net	7	212.1	215.5
Earnings before income taxes		$400.2	$513.7
Income tax expense	8	77.5	98.7
Net income		$322.7	$415.0
Attributable to:
Equity holders of the Company		$313.1	$405.3
Non-controlling interests		9.6	9.7
Earnings per share attributable to equity holders of the Company
Basic	9	$0.98	$1.27
Diluted	9	0.97	1.27

The accompanying notes form an integral part of these Consolidated Financial Statements.

4 | CAE Financial Report 2026

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2026	2025
Net income		$322.7	$415.0
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations		$(105.7)	$381.9
Net gain (loss) on hedges of net investment in foreign operations		61.5	(125.2)
Reclassification to income of gains on foreign currency exchange differences		(5.1)	(10.1)
Net gain (loss) on cash flow hedges		6.1	(41.4)
Reclassification to income of losses on cash flow hedges		8.1	20.6
Income taxes	8	(0.4)	5.9
		$(35.5)	$231.7
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	21	$79.3	$(54.3)
Income taxes	8	(21.0)	14.4
		$58.3	$(39.9)
Other comprehensive income		$22.8	$191.8
Total comprehensive income		$345.5	$606.8
Attributable to:
Equity holders of the Company		$336.8	$593.2
Non-controlling interests		8.7	13.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2026 | 5

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2026	2025
Assets
Cash and cash equivalents		$552.4	$293.7
Accounts receivable	10	624.3	612.0
Contract assets	11	485.3	482.2
Inventories	12	454.8	595.0
Prepayments		77.2	78.2
Income taxes recoverable and tax credits recoverable		61.5	59.0
Derivative financial assets		9.7	23.5
Total current assets		$2,265.2	$2,143.6
Property, plant and equipment	13	2,993.0	2,989.5
Right-of-use assets	15	743.4	788.0
Intangible assets	14	3,692.2	3,871.0
Investment in equity accounted investees	16	572.7	559.1
Employee benefits assets	21	44.5	11.6
Deferred tax assets	8	147.6	191.8
Derivative financial assets		0.6	1.4
Other non-current assets	17	688.6	657.8
Total assets		$11,147.8	$11,213.8

Liabilities and equity
Accounts payable and accrued liabilities	18	$935.1	$1,190.8
Provisions	19	42.8	34.5
Income taxes payable		20.0	18.4
Contract liabilities	11	1,086.9	1,001.6
Current portion of long-term debt	20	252.0	399.0
Derivative financial liabilities		24.5	42.2
Total current liabilities		$2,361.3	$2,686.5
Provisions	19	11.2	14.3
Long-term debt	20	2,982.2	3,071.4
Employee benefits obligations	21	106.1	134.1
Deferred tax liabilities	8	38.3	40.7
Derivative financial liabilities		14.6	22.4
Other non-current liabilities	22	246.0	268.4
Total liabilities		$5,759.7	$6,237.8
Equity
Share capital	9	$2,382.2	$2,327.1
Contributed surplus		96.8	69.8
Accumulated other comprehensive income	24	347.2	381.8
Retained earnings		2,478.6	2,112.8
Equity attributable to equity holders of the Company		$5,304.8	$4,891.5
Non-controlling interests		83.3	84.5
Total equity		$5,388.1	$4,976.0
Total liabilities and equity		$11,147.8	$11,213.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

6 | CAE Financial Report 2026

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024		318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income		—	$—	$—	$—	$405.3	$405.3	$9.7	$415.0
Other comprehensive income (loss)		—	—	—	227.8	(39.9)	187.9	3.9	191.8
Total comprehensive income		—	$—	$—	$227.8	$365.4	$593.2	$13.6	$606.8
Exercise of stock options	25	2,763,675	79.0	(11.9)	—	—	67.1	—	67.1
Settlement of equity-settled awards	25	45,430	1.3	(1.3)	—	—	—	—	—
Repurchase and cancellation of common shares	9	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense, after tax	25	—	—	27.6	—	—	27.6	—	27.6
Transactions with non-controlling interests		—	—	—	—	—	—	(6.8)	(6.8)
Balances as at March 31, 2025		320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income		—	$—	$—	$—	$313.1	$313.1	$9.6	$322.7
Other comprehensive (loss) income		—	—	—	(34.6)	58.3	23.7	(0.9)	22.8
Total comprehensive (loss) income		—	$—	$—	$(34.6)	$371.4	$336.8	$8.7	$345.5
Exercise of stock options	25	1,657,429	56.4	(10.1)	—	—	46.3	—	46.3
Settlement of equity-settled awards	25	2,950	0.1	(0.1)	—	—	—	—	—
Repurchase and cancellation of common shares	9	(191,100)	(1.4)	—	—	(5.6)	(7.0)	—	(7.0)
Equity-settled share-based payments expense, after tax	25	—	—	37.2	—	—	37.2	—	37.2
Transactions with non-controlling interests		—	—	—	—	—	—	(9.9)	(9.9)
Balances as at March 31, 2026		321,734,387	$2,382.2	$96.8	$347.2	$2,478.6	$5,304.8	$83.3	$5,388.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2026 | 7

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2026	2025
Operating activities
Net income		$322.7	$415.0
Adjustments for:
Depreciation and amortization	3	460.1	414.7
Impairment of non-financial assets – net		58.8	7.1
Share of after-tax profit of equity accounted investees		(82.7)	(88.3)
Deferred income taxes		21.9	44.9
Investment tax credits		(7.7)	(10.1)
Equity-settled share-based payments expense		36.7	25.2
Defined benefit pension plans		18.1	34.6
Derivative financial assets and liabilities – net		13.8	(39.8)
Gain on remeasurement of previously held equity interest	6	—	(72.6)
Other		(12.1)	(31.3)
Changes in non-cash working capital	23	(37.7)	197.1
Net cash provided by operating activities		$791.9	$896.5
Investing activities
Business combinations, net of cash acquired	2	$—	$(308.0)
Property, plant and equipment expenditures	13	(287.8)	(356.2)
Proceeds from disposal of property, plant and equipment		5.4	19.4
Intangible assets expenditures	14	(73.7)	(87.9)
Net payments to equity accounted investees		(31.6)	(19.0)
Dividends received from equity accounted investees		79.6	28.7
Other		(11.2)	(9.3)
Net cash used in investing activities		$(319.3)	$(732.3)
Financing activities
Net repayment of borrowing under revolving credit facilities	20	$—	$(45.0)
Proceeds from long-term debt	20	89.5	331.5
Repayment of long-term debt	20	(278.9)	(321.3)
Repayment of lease liabilities	20	(61.1)	(59.9)
Net proceeds from the issuance of common shares	9	46.3	67.1
Repurchase and cancellation of common shares	9	(7.0)	(21.3)
Other		(1.5)	(0.9)
Net cash used in financing activities		$(212.7)	$(49.8)
Effect of foreign currency exchange differences on cash and cash equivalents		$(1.2)	$19.2
Net increase in cash and cash equivalents		$258.7	$133.6
Cash and cash equivalents, beginning of year		293.7	160.1
Cash and cash equivalents, end of year		$552.4	$293.7

The accompanying notes form an integral part of these Consolidated Financial Statements.
8 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 21, 2026.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Nature of operations
CAE exists to make the world safer. CAE delivers cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Basis of preparation
The material accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, financial instruments at fair value through other comprehensive income (OCI) and liabilities for cash-settled share-based arrangements.

Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

As at March 31, 2026, the Company's principal subsidiaries, including all subsidiaries representing individually more than 5% of total consolidated assets and 5% of consolidated revenue, are as follows:

		% equity
Subsidiary	Country of incorporation	interest
CAE USA Inc.	United States	100%
CAE SimuFlite Inc.	United States	100%

Joint arrangements
Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in OCI of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

CAE Financial Report 2026 | 9

Notes to the Consolidated Financial Statements
Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

As at March 31, 2026, the Company does not have any investment in equity accounted investees representing individually more than 5% of total consolidated assets.

Business combinations
Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in income.

Contingent consideration classified as a liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured and its subsequent settlement is recorded within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests
Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships
Recognition, classification and measurement
A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value.

Financial instruments are subsequently measured based on their classification, which are:
–Financial instruments measured at amortized cost;
–Financial instruments measured at fair value through profit or loss (FVTPL);
–Financial instruments measured at fair value through other comprehensive income (FVOCI).

Financial assets
A financial asset is measured at amortized cost if it meets both of the following conditions:
–     The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
–  The contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost include accounts receivable and advances to a portfolio investment.

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial assets at FVTPL include cash and cash equivalents, and derivative instruments not designated as hedging instruments in a hedge relationship.

10 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Financial assets at FVOCI are equity investments the Company has irrevocably elected to classify at FVOCI. This classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never transferred to income. Dividends are recognized in the income statement when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI.

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing a specific financial asset.

Financial liabilities
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments in a hedge relationship. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Financial liabilities at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial liabilities measured at FVTPL include contingent liabilities arising on business combinations and also derivative instruments not designated as hedging instruments in a hedge relationship.

Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process. The Company’s financial liabilities at amortized cost include accounts payables, accrued liabilities, long-term debt, including interest payable, and royalty obligations.

Transaction costs
Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL and FVOCI) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the EIR method.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has an unconditional and legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Hedge accounting
The Company uses derivative financial instruments, such as forward currency contracts, cross currency swaps and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively. A hedging relationship qualifies for hedge accounting when it meets all of the following effectiveness requirements:
–There is ‘an economic relationship’ between the hedged item and the hedging instrument;
–The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship;
–The hedge ratio of the hedging relationship is the same as that resulting from the quantities of:
–The hedged item that the Company actually hedges; and
–The hedging instrument that the Company actually uses to hedge that quantity of hedged item.

For the purpose of hedge accounting, hedges are classified as:
–Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment;
–Hedges of a net investment in a foreign operation;
–Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

Documentation
At the inception of a hedge relationship, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial items, gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial items are derecognized or amortized.

CAE Financial Report 2026 | 11

Notes to the Consolidated Financial Statements
Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized in income immediately.

Hedge of net investments in foreign operations
The Company has designated certain long-term debts, fixed to fixed cross currency principal and interest rate swap agreements and forward currency contracts as a hedging item of the Company’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition
Financial assets
A financial asset is derecognized when:
–The rights to receive cash flows from the asset have expired; or
–The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program, the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure.

Impairment of financial assets
The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original or credit adjusted effective interest rate. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9 - Financial Instruments, which requires expected lifetime losses to be recognized from initial recognition of the assets.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Foreign currency translation
Foreign operations
CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which they operate. Determination of the functional currency may involve certain judgements to determine the primary economic environment in which the subsidiary operates. Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When CAE Inc. and its subsidiaries have a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances
Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.
12 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Cash and cash equivalents
Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable
Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of credit loss allowances, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories
Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value. Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost less any accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income.

Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Depreciation rate / period
Buildings and improvements	Declining balance/Straight-line	2.5% to 10% / 3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20% to 35% / 2 to 15 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

As at March 31, 2026, the average remaining depreciation period for full-flight simulators is 11.0 years (2025 – 11.1 years).

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

CAE Financial Report 2026 | 13

Notes to the Consolidated Financial Statements
The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If it is reasonably certain that the Company will obtain ownership by the end of the lease term through a purchase option, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Depreciation period
Buildings and land	Straight-line	Not exceeding 50 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Straight-line	Not exceeding 7 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease modifications
A lease modification is a change in the scope of a lease, or the consideration for a lease, that was not part of its original terms and conditions. A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price that reflects the circumstances of the contract. Any other modification is not accounted for as a separate lease.

For a lease modification resulting in a decrease in the scope of the lease, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments and the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. The difference between the reduction in the lease liability and the reduction in the corresponding right-of-use asset’s carrying value is recognized in profit or loss.

For all other lease modifications, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments, with a corresponding adjustment to the right-of-use asset.

Short-term leases and leases of low-value assets
The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction, the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.
14 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
When the Company subleases one of its leases, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Intangible assets
Goodwill
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previously held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Research and development (R&D)
Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use as intended by management and is included in research and development expenses.

Other intangible assets
Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Configuration or customization costs in a cloud computing arrangement are also included when they meet the specific capitalization criteria.

Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
Capitalized development costs	3 to 10 years
Customer relationships	3 to 20 years
Licenses	3 to 20 years
Technology, software and ERP	3 to 12 years
Other intangible assets	2 to 40 years

As at March 31, 2026, the average remaining amortization period for the capitalized development costs is 5.5 years (2025 ‑ 6.7 years), customer relationships is 12.9 years (2025 – 13.7 years), licenses is 12.2 years (2025 – 13.2 years), and technology, software and ERP is 5.9 years (2025 – 6.7 years). Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such cases, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

CAE Financial Report 2026 | 15

Notes to the Consolidated Financial Statements
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of the other assets in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for use as intended by management. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets
Restricted cash
The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs
Deferred financing costs related to the revolving credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Estimated contract losses
Provisions for estimated contract losses are recognized as an onerous contract provision in the period in which it is determined that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

Restoration and simulator removal
In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and buildings where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring
Restructuring costs consist mainly of severances and other related costs.

Legal claims
The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2026.

16 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Warranties
A provision is recognized for expected warranty claims on products sold based on historical experience of the level of repairs and returns. It is expected that most of these costs will be incurred in a period ranging from 1 to 3 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Long-term debt
Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition
The Company recognizes revenue when it transfers the control of the promised goods or services to the customer. The transaction price is the amount of consideration to which the Company is expected to be entitled to in exchange for transferring promised goods or services. Variable consideration is included in the transaction price when it is highly probable that there will be no significant reversal of revenue in the future. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company identifies the various performance obligations of the contract and allocates the transaction price based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation.

The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer.

Sales of goods and services
Customized training devices
Revenue from contracts with customers for the design, engineering, and manufacturing of training devices are recognized over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. When the Company determines that there is an alternative use for these devices, revenue is recognized at a point in time, when the customer obtains control of the device.

Standardized training devices
Revenue from contracts with customers for the manufacturing of standardized training devices is recognized at a point in time, when the customer obtains control of the device.

Training services
Revenue from the sale of training hours or training courses are recognized at a point in time, when services are rendered. For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. For both phases, revenue is recognized over time, using the time elapsed input method.

Product maintenance, support and updates
Revenue from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method or costs incurred method. Revenue from update services, to enhance a training device currently owned by a customer, are recognized over time, using the cost input method.

Spare parts
Revenue from the sale of spare parts is recognized at a point in time, which is generally on delivery to the customer.

CAE Financial Report 2026 | 17

Notes to the Consolidated Financial Statements
Software arrangements
Revenue from software arrangements that provide the Company’s customers with the right to use the software without any significant development or integration work is recognized at a point in time, on delivery or, in case of a renewed arrangement, at the renewal date. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method. Revenue from Software as a service (SaaS) arrangements provide the Company's customers with the right to access a cloud-based environment that the Company provides and manages, the right to receive support and to use the software, however the customer does not have the right to control the software. Revenue from SaaS arrangements is recognized over time, using the time elapsed output method.

Other
Significant financing component
The Company accounts for a significant financing component on contracts of more than 12 months where timing of cash receipts and revenue recognition differ substantially. The transaction price for such contracts is adjusted for the time value of money, using the rate that would be reflected in a separate financing transaction between the Company and its customers at contract inception, to take into consideration the significant financing component.

Non-monetary transactions
The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the most reliable measure of the fair value of the asset or service given up or fair value of the asset or service received.

Contract modifications
Contract modifications, which consist of an increase in the scope or price of a contract, are accounted for as a separate contract when the additional goods or services to be delivered are distinct from those delivered prior to the contract modification and when the price increases by an amount of consideration that reflects its stand-alone selling price. Contract modifications are treated prospectively when the additional goods or services are distinct, but the price increase does not reflect the stand-alone selling price. When the remaining goods or services are not distinct, the Company recognizes an adjustment to revenue of the initial contract on a cumulative catch-up basis at the date of the contract modification.

Costs to obtain and to fulfill a contract
The Company recognizes incremental costs of obtaining a contract as an asset when they are expected to be recovered over a period of more than one year. The Company recognizes costs directly related to fulfilling a contract with a customer as an asset when they generate or enhance resources that will be used to satisfy the performance obligation in the future, and they are expected to be recovered. These assets are amortized on a systematic basis that is consistent with the Company’s transfer of the related goods or services to the customer.

Right to invoice
If the Company has the right to invoice a customer in an amount that directly corresponds with the value of the Company’s performance to date, then revenue can be recognized at the invoice amount.

Contract balances
The timing of revenue recognition, billing and cash collections results in accounts receivable, contract assets and contract liabilities on the consolidated financial position.

Contract assets are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional. Contract liabilities are recognized when payments received from customers are in excess of revenue recognized. Contract liabilities are subsequently recognized in revenue when the Company satisfies its performance obligations.

Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period and are classified as current based on the Company's normal operating cycle.

Employee benefits
Defined benefit pension plans
The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

18 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans
The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions
The Company’s share-based payment plans consist of two categories: equity-settled share-based payment plans comprised of the stock option plan, a restricted share units (RSU) plan and a performance share units (PSU) plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, a restricted share units (RSU) plan and a performance share units (PSU) plan.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Stock options
The cost of stock option transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for stock option transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the stock options are exercised, the Company issues new common shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

Equity-settled RSU and PSU plans
The cost of RSU and PSU transactions is measured at fair value using the Company’s share price on the date of the grant. The number of units expected to vest are estimated at the grant date and subsequently re-measured at the end of each reporting period. The resulting compensation expense, adjusted for expectations related to attainment of performance criteria, if any, and cancellations, is recognized over the vesting period, with a corresponding increase to contributed surplus, on a straight-line basis.

Cash-settled plans
For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the stock purchase plan is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU plans, RSU plan and PSU plan.

CAE Financial Report 2026 | 19

Notes to the Consolidated Financial Statements
Restructuring, integration and acquisition costs
Restructuring costs
Restructuring costs are part of a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by the Company or the manner in which that business is conducted. Restructuring costs include costs directly related to significant exit activities, such as the sale or termination of a line of business, the closure of business locations or the relocation of business activities, significant changes in management structure, or fundamental reorganizations that have a material effect on the nature and focus of the Company’s operations.

For the Company, restructuring costs include severances and other employee related costs, cost associated with the impairment (or reversal of impairment) of non-financial assets, including property, plant and equipment, right-of-use assets, intangible assets and inventory, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations.

Restructuring costs are expensed when incurred, or when a legal or constructive obligation exists. A restructuring provision is only recognized when an obligating event has arisen.

Integration costs
Integration costs represent incremental costs directly related to the integration of acquired businesses in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs
Acquisition costs represent costs directly related to business combinations, successful or not. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

Current and deferred income tax
Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the financial position liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements, except for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

20 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
The Company has determined that income taxes arising from the global minimum top-up income tax under Pillar Two tax legislation are income taxes within the scope of IAS 12. The Company accounts for such income taxes as a current tax when it is incurred. The Company has applied a temporary mandatory exception to recognize and disclose information about deferred income tax assets and liabilities arising from jurisdictions implementing the global minimum tax rules.

Earnings per share
Earnings per share is calculated by dividing the net income for the period attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other equity-settled share-based payments. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. The Company’s stock options, equity-settled restricted share units (RSU) and equity-settled performance share units (PSU) have a dilutive potential on common shares.

Government participation
Government contributions are recognized when there is reasonable assurance that the contributions will be received, and all attached conditions will be complied with by the Company. Government contributions related to the acquisition of non-financial assets are recorded as a reduction of the cost of the related asset while government contributions related to current expenses are recorded as a reduction of the related expenses.

Royalty obligations
The Company may receive partial funding from government entities for eligible spending related to specified R&D projects. In exchange, the Company repays a percentage of certain revenue during specified years. The initial measurement of the royalty obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating and range from 7.5% to 8.5%. The difference between the funding received and the discounted value of the royalty obligation is accounted for as a government contribution. The current portion of the royalty obligation is included as part of accrued liabilities and the long-term portion is included as part of other non-current liabilities.

R&D obligations
The Company may enter into loan arrangements with government entities at below‑market interest rates to fund a portion of eligible spending related to specified R&D projects. The initial measurement of the R&D obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the funding received and the discounted value of the R&D obligation is accounted for as a government contribution. R&D obligations are presented as part of the long-term debt.

Investment tax credits
Investment tax credits are deemed to be equivalent to government contributions. These government contributions are received for costs incurred in R&D projects. Investment tax credits expected to be recovered within 12 months are classified as Income taxes recoverable and tax credits recoverable and those expected to be recovered beyond 12 months are classified in Other non-current assets.

New and amended standards not yet adopted by the Company
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 - Financial Statements Disclosures and IFRS 9 - Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the SPPI criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 will be effective for the Company's fiscal period beginning on April 1, 2026, with earlier adoption permitted, and are not expected to have a material impact on its consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 – Presentation of Financial Statements but carries forward many of the requirements from IAS 1. IFRS 18 introduces a defined structure for the income statement, composed of required categories and subtotals, and disclosure requirements for management-defined performance measures.

IFRS 18 will be effective for the Company's fiscal period beginning on April 1, 2027. The Company continues to evaluate the impact of the new standard on its consolidated financial statements.

CAE Financial Report 2026 | 21

Notes to the Consolidated Financial Statements
Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. The Company believes that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While the Company uses its best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

During the measurement period, for up to 12 months following the acquisition, the Company records adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
The Company’s impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, the Company estimates the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, the Company applies judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

22 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 21 for further details regarding assumptions used.

Income taxes
The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

CAE Financial Report 2026 | 23

Notes to the Consolidated Financial Statements
NOTE 2 – BUSINESS COMBINATIONS
Year ended March 31, 2025
SIMCOM Aviation Training
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million (US$232.3 million), subject to customary adjustments.

As a result, the Company obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by 5 years, bringing the remaining exclusivity period to 15 years.

Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value. The fair value of the Company's previously held equity interest in SIMCOM was determined by applying a non-controlling discount to the consideration paid on the acquisition date and was valued at $230.6 million. As a result, the Company recorded a net remeasurement gain of $72.6 million (Note 6).

As at March 31, 2025, the determination of the fair value of the net assets acquired and liabilities assumed arising from the SIMCOM acquisition are as follows:

SIMCOM
Current assets, excluding cash on hand	$20.4
Current liabilities	(29.4)
Property, plant and equipment	135.5
Right-of-use assets	128.4
Intangible assets	504.8
Deferred tax	(23.7)
Long-term debt, including current portion	(158.5)
Non-current liabilities	(16.5)
Fair value of net assets acquired, excluding cash acquired	$561.0
Cash acquired	14.8
Total purchase consideration	$575.8
Settlement of pre-existing balances with SIMCOM	(22.4)
Fair value of the Company's previously held equity interest in SIMCOM	(230.6)
Total cash consideration paid on acquisition date	$322.8

The fair value of the acquired intangible assets amounts to $504.8 million and consists of goodwill of $379.6 million (non‑deductible for tax purposes), customer relationships of $124.5 million and other intangibles of $0.7 million. The goodwill arising from this acquisition is attributable to the expansion of CAE's customer installed base of business aviation flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangible assets, of SIMCOM are included in the Civil Aviation segment.

The purchase price allocation was final as at March 31, 2025.

24 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. For the years ended March 31, 2026 and 2025, impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (recorded in selling, general and administrative expenses), the gain on fair value remeasurement of SIMCOM (Note 6), and the shareholder matters (recorded in selling, general and administrative expenses).

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Specified items included in the segment profitability measure are as follows:

			Defense
	Civil Aviation		and Security			Total
	2026	2025	2026	2025	2026	2025
External revenue	$2,741.6	$2,709.3	$2,172.4	$1,998.6	$4,914.0	$4,707.9
Depreciation and amortization	351.0	312.4	109.1	102.3	460.1	414.7
Share of after-tax profit of equity accounted investees	58.7	68.3	24.0	20.0	82.7	88.3
Gross profit	890.2	883.6	500.6	416.5	1,390.8	1,300.1
Operating income	437.9	605.3	174.4	123.9	612.3	729.2
Adjusted segment operating income	510.5	581.5	200.2	150.5	710.7	732.0

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
	2026	2025	2026	2025	2026	2025
Operating income	$437.9	$605.3	$174.4	$123.9	$612.3	$729.2
Restructuring, integration and acquisition costs (Note 5)	64.4	37.8	20.0	18.7	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	4.7	5.8	3.6	14.0	8.3
Gain on fair value remeasurement of SIMCOM (Note 6)	—	(72.6)	—	—	—	(72.6)
Shareholder matters	—	6.3	—	4.3	—	10.6
Adjusted segment operating income	$510.5	$581.5	$200.2	$150.5	$710.7	$732.0

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	2026	2025
Civil Aviation	$223.7	$296.3
Defense and Security	137.8	147.8
Total capital expenditures	$361.5	$444.1

CAE Financial Report 2026 | 25

Notes to the Consolidated Financial Statements
Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	2026	2025
Assets employed
Civil Aviation	$6,896.4	$7,263.4
Defense and Security	3,046.5	3,000.6
Assets not included in assets employed by segment	1,204.9	949.8
Total assets	$11,147.8	$11,213.8
Liabilities employed
Civil Aviation	$1,129.9	$1,369.1
Defense and Security	1,074.9	1,009.3
Liabilities not included in liabilities employed by segment	3,554.9	3,859.4
Total liabilities	$5,759.7	$6,237.8

Products and services information
The Company's revenue from external customers for its products and services are as follows:

			Defense
	Civil Aviation		and Security			Total
	2026	2025	2026	2025	2026	2025
Products	$931.1	$963.7	$1,096.0	$907.7	$2,027.1	$1,871.4
Training, software and services	1,810.5	1,745.6	1,076.4	1,090.9	2,886.9	2,836.5
Total external revenue	$2,741.6	$2,709.3	$2,172.4	$1,998.6	$4,914.0	$4,707.9

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	2026	2025
External revenue
Canada	$498.7	$474.2
United States	2,194.2	2,241.8
United Kingdom	245.2	281.6
Rest of Americas	114.3	133.0
Europe	746.1	663.6
Asia	908.8	759.9
Oceania and Africa	206.7	153.8
	$4,914.0	$4,707.9

	2026	2025
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,496.2	$1,541.7
United States	4,369.1	4,534.7
United Kingdom	394.8	399.0
Rest of Americas	222.5	221.8
Europe	1,229.2	1,162.3
Asia	570.1	610.8
Oceania and Africa	201.5	188.2
	$8,483.4	$8,658.5

26 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 4 – OTHER (GAINS) AND LOSSES

	2026	2025
Net loss (gain) on foreign currency exchange differences	$3.2	$(1.4)
Remeasurement of royalty obligations	(3.8)	(2.9)
Gain on disposal of property, plant and equipment	—	(6.4)
Other	9.1	(2.6)
Other (gains) and losses	$8.5	$(13.3)

NOTE 5 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	2026	2025
Impairment of non-financial assets – net	$58.9	$5.2
Severances and other employee related costs	13.2	33.9
Integration and acquisition costs	—	11.5
Other costs	12.3	5.9
Total restructuring, integration and acquisition costs	$84.4	$56.5

Year ended March 31, 2026
On November 11, 2025, the Company announced a transformation plan to simplify its structure, sharpen its focus and strengthen execution. The transformation focuses on streamlining the Company's organizational structure, assessing its portfolio, tightening its capital discipline, and optimizing its operational performance. For the year ended March 31, 2026, costs related to this program totalled $84.4 million and included $58.9 million of impairment of non-financial assets and $13.2 million of severances and other employee related costs. Impairment of non‑financial assets included impairments of capitalized development costs principally within Civil Aviation of $31.9 million related to technologies no longer aligned with the Company’s strategic focus, inventory write‑downs of $9.7 million within Civil Aviation and $8.0 million within Defense and Security associated with revised product designs and manufacturing requirements and the Company’s portfolio simplification, as well as impairments of simulators within Civil Aviation of $9.3 million.

Year ended March 31, 2025
During the fourth quarter of fiscal 2024, the Company announced that it would streamline its operating model and portfolio, optimize its cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. In fiscal 2025, costs related to this program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the year ended March 31, 2025, restructuring, integration and acquisition costs associated with AirCentre amounted to $15.9 million.

NOTE 6 – GAIN ON REMEASUREMENT OF PREVIOUSLY HELD EQUITY INTEREST
Year ended March 31, 2025
Gain on fair value remeasurement of SIMCOM
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM joint venture, obtaining control of the entity. Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value with any difference compared to the carrying value to be recognized as a gain or loss in the income statement, as well as the derecognition of a portion of Civil Aviation's goodwill, based on the relative fair value of the previously held equity interest in SIMCOM compared to the cash generating unit included in the Civil Aviation segment. As a result, the Company recorded a net remeasurement gain of $72.6 million, including the derecognition of goodwill and associated cumulative foreign exchange differences of $29.4 million and $7.7 million, respectively, and other costs of $5.3 million.

CAE Financial Report 2026 | 27

Notes to the Consolidated Financial Statements
NOTE 7 – FINANCE EXPENSE – NET

	2026	2025
Finance expense:
Long-term debt (other than lease liabilities)	$144.0	$156.0
Lease liabilities	48.4	43.1
Other	44.2	42.8
Borrowing costs capitalized	(5.9)	(5.2)
Finance expense	$230.7	$236.7
Finance income:
Loans and investment in finance leases	$(12.0)	$(13.8)
Other	(6.6)	(7.4)
Finance income	$(18.6)	$(21.2)
Finance expense – net	$212.1	$215.5

NOTE 8 – INCOME TAXES
Income tax expense
The reconciliation of income taxes at Canadian statutory rates with the income tax expense is as follows:

	2026	2025
Earnings before income taxes	$400.2	$513.7
Canadian statutory income tax rates	26.5%	26.5%
Income taxes at Canadian statutory rates	$106.1	$136.2
Effect of differences in tax rates in other jurisdictions	(13.6)	1.8
Tax benefits not previously recognized and unrecognized tax benefits	(0.5)	(6.8)
Non-taxable gain on fair value remeasurement of SIMCOM	—	(21.9)
Non-deductible expenses	5.5	—
Tax impact on after tax profit of equity accounted investees	(17.7)	(18.5)
Prior years' tax adjustments	(1.9)	2.8
Other	(0.4)	5.1
Income tax expense	$77.5	$98.7
Effective tax rate	19%	19%

The Company's applicable tax rate corresponds to the combined Canadian tax rates applicable in the provinces where the Company operates.

Significant components of the provision for the income tax expense are as follows:

	2026	2025
Current income tax expense :
Current year	$36.2	$56.7
Prior years' tax adjustments	19.4	(2.7)
Deferred income tax expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(0.5)	(6.8)
Origination and reversal of temporary differences	22.4	51.5
Income tax expense	$77.5	$98.7

28 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Deferred tax assets and liabilities
During the year ended March 31, 2026, movements in temporary differences are as follows:

					Foreign
	Balance				currency
	beginning	Recognized	Recognized	Recognized	exchange	Balance
	of year	in income	in OCI	in equity	differences	end of year
Non-capital loss carryforwards	$89.7	$87.0	$—	$—	$1.6	$178.3
Unclaimed research & development expenditures	227.8	(133.9)	—	—	(4.6)	89.3
Investment tax credits	(76.8)	(6.2)	—	—	—	(83.0)
Property, plant and equipment and right-of-use of assets	(168.0)	(24.4)	—	—	4.6	(187.8)
Intangible assets	(126.8)	12.3	—	—	1.0	(113.5)
Amounts not currently deductible including interest limitation	110.7	23.0	—	0.5	(1.6)	132.6
Government participation	93.6	5.0	—	—	—	98.6
Other	0.9	15.3	(21.4)	—	—	(5.2)
Net deferred tax assets	$151.1	$(21.9)	$(21.4)	$0.5	$1.0	$109.3

During the year ended March 31, 2025, movements in temporary differences are as follows:

						Foreign
	Balance				Business	currency
	beginning	Recognized	Recognized	Recognized	combinations	exchange	Balance
	of year	in income	in OCI	in equity	(Note 2)	differences	end of year
Non-capital loss carryforwards	$142.5	$(61.3)	$—	—	$3.3	$5.2	$89.7
Unclaimed research & development expenditures	162.1	59.0	—	—	—	6.7	227.8
Investment tax credits	(73.8)	(3.0)	—	—	—	—	(76.8)
Property, plant and equipment and right-of-use of assets	(154.1)	9.3	—	—	(11.1)	(12.1)	(168.0)
Intangible assets	(39.0)	(59.7)	—	—	(26.3)	(1.8)	(126.8)
Amounts not currently deductible including interest limitation	76.9	22.7	—	2.4	6.5	2.2	110.7
Government participation	86.4	7.2	—	—	—	—	93.6
Other	(4.3)	(18.9)	20.3	—	3.9	(0.1)	0.9
Net deferred tax assets	$196.7	$(44.7)	$20.3	$2.4	$(23.7)	$0.1	$151.1

As at March 31, 2026, net deferred tax assets of $69.7 million (2025 – $148.7 million) were recognized in jurisdictions that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

As at March 31, 2026, a deferred income tax liability on taxable temporary differences of $3,549.9 million (2025 – $3,456.4 million) related to investments in subsidiaries and interests in joint ventures has not been recognized, because the Company controls the timing of the reversal of the temporary differences and believes it is probable that the temporary differences will not be reversed in the foreseeable future.
The non-capital losses incurred in various jurisdictions expire as follows:

Expiry date	Unrecognized	Recognized
2027-2031	$18.8	$3.0
2032-2046	21.9	71.8
No expiry date	174.7	658.1
	$215.4	$732.9

As at March 31, 2026, the Company has $98.9 million (2025 – $130.4 million) of deductible temporary differences for which deferred tax assets have not been recognized. The Company also has $170.5 million (2025 – $156.2 million) of capital losses for which deferred tax assets have not been recognized with no expiry date.

Global minimum tax (Pillar Two)
As at March 31, 2026, the Company recognized a current income tax expense related to the Pillar Two tax of $2.5 million (2025 ‑ $2.6 million) mainly related to the Company's operations in the United Arab Emirates and Hungary where the statutory income tax rates are below the 15% determined by the Pillar Two rules.

CAE Financial Report 2026 | 29

Notes to the Consolidated Financial Statements
Reconciliation bill
On July 4, 2025, a reconciliation bill titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res 14” was signed into U.S. federal law. The reconciliation bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax (BEAT) rate starting in calendar 2026, reinstating full deduction of U.S. qualified R&D expenditures starting in calendar 2025, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in calendar 2025. This enactment had no material impact on the Company's overall income tax expense nor on the effective tax rate this year.

NOTE 9 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Authorized and issued shares
The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

As at March 31, 2026, the number of common shares issued and fully paid was 321,734,387 (2025 – 320,265,108).

Repurchase and cancellation of common shares
On June 6, 2025, the Company announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,019,294 of its common shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the year ended March 31, 2026, the Company repurchased and cancelled a total of 191,100 common shares (2025 – 856,230) under the NCIB, at a weighted average price of $36.52 per common share (2025 – $24.85), for a total consideration of $7.0 million (2025 – $21.3 million).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	2026	2025
Weighted average number of common shares outstanding	321,075,968	319,072,751
Effect of dilutive stock options and equity-settled share-based payments	1,081,855	645,501
Weighted average number of common shares outstanding for diluted earnings per share calculation	322,157,823	319,718,252

As at March 31, 2026, no stock options to acquire common shares (2025 – 1,637,584) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

30 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 10 – ACCOUNTS RECEIVABLE
Details of accounts receivable are as follows:

	2026	2025
Current trade receivables	$233.5	$256.3
Past due trade receivables
1-30 days	71.4	68.9
31-60 days	22.6	18.1
61-90 days	12.7	15.1
Greater than 90 days	64.7	83.6
Total trade receivables	$404.9	$442.0
Investment in finance leases (Note 15)	21.0	16.0
Receivables from related parties (Note 16)	152.8	61.2
Other receivables	68.0	114.1
Credit loss allowances	(22.4)	(21.3)
Total accounts receivable	$624.3	$612.0

Changes in credit loss allowances are as follows:

	2026	2025
Credit loss allowances, beginning of year	$(21.3)	$(20.9)
Additions	(9.7)	(3.4)
Amounts charged off	6.2	3.7
Unused amounts reversed	2.0	0.3
Foreign currency exchange differences	0.4	(1.0)
Credit loss allowances, end of year	$(22.4)	$(21.3)

NOTE 11 – BALANCE FROM CONTRACTS WITH CUSTOMERS
Net contract liabilities are as follows:

	2026	2025
Contract assets - current	$485.3	$482.2
Contract assets - non-current (Note 17)	37.3	38.8
Contract liabilities - current	(1,086.9)	(1,001.6)
Contract liabilities - non-current (Note 22)	(144.0)	(126.8)
Net contract liabilities	$(708.3)	$(607.4)
During the year ended March 31, 2026, the Company recognized revenue of $802.9 million (2025 – $740.0 million) that was included in the contract liability balance at the beginning of the year.
During the year ended March 31, 2026, the Company recognized an increase in revenue of $11.8 million (2025 – increase of $45.7 million) related to performance obligations partially satisfied in previous years. This primarily related to revisions to estimated costs to complete certain contracts that impacted revenue and measures of completion and changes in transaction price.
Remaining performance obligations
As at March 31, 2026, the amount of revenue expected to be realized in future years from performance obligations that are unsatisfied, or partially unsatisfied, was $8,562.4 million. The Company expects to recognize approximately 35% of these remaining performance obligations as revenue by March 31, 2027, an additional 18% by March 31, 2028 and the balance thereafter.
NOTE 12 – INVENTORIES

	2026	2025
Work in progress	$246.6	$348.4
Raw materials, supplies and manufactured products	208.2	246.6
Total inventories	$454.8	$595.0

During the year ended March 31, 2026, the use of inventory recognized in cost of sales amounted to $552.2 million (2025 ‑ $557.2 million) and the impairment of inventories to net realizable value amounted to $17.6 million (2025 – $2.1 million).

CAE Financial Report 2026 | 31

Notes to the Consolidated Financial Statements
NOTE 13 – PROPERTY, PLANT AND EQUIPMENT

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Net book value as at March 31, 2024	$387.0	$1,727.8	$61.6	$79.6	$259.6	$2,515.6
Additions	18.8	4.7	9.9	17.5	305.3	356.2
Business combinations (Note 2)	72.1	22.4	4.3	—	36.7	135.5
Disposals	(0.2)	—	(0.2)	(12.1)	(0.1)	(12.6)
Depreciation	(30.1)	(148.2)	(20.2)	(6.3)	—	(204.8)
Impairment	(0.8)	(0.4)	(0.2)	(0.8)	—	(2.2)
Purchase of assets under lease (Note 15)	—	—	—	9.1	—	9.1
Transfers and others	52.9	262.6	6.6	(3.8)	(294.4)	23.9
Foreign currency exchange differences	23.7	128.2	2.4	5.1	9.4	168.8
Net book value as at March 31, 2025	$523.4	$1,997.1	$64.2	$88.3	$316.5	$2,989.5
Additions	19.2	22.0	12.9	13.8	219.9	287.8
Disposals	—	(0.2)	(1.5)	(4.9)	—	(6.6)
Depreciation	(34.4)	(157.6)	(19.3)	(8.7)	—	(220.0)
Impairment	—	(9.3)	—	—	—	(9.3)
Transfers and others	7.4	173.4	14.2	11.4	(228.1)	(21.7)
Foreign currency exchange differences	(7.6)	(10.6)	(0.1)	(1.9)	(6.5)	(26.7)
Net book value as at March 31, 2026	$508.0	$2,014.8	$70.4	$98.0	$301.8	$2,993.0

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Cost	$842.5	$3,158.7	$241.6	$129.4	$316.5	$4,688.7
Accumulated depreciation and impairment	(319.1)	(1,161.6)	(177.4)	(41.1)	—	(1,699.2)
Net book value as at March 31, 2025	$523.4	$1,997.1	$64.2	$88.3	$316.5	$2,989.5
Cost	$858.7	$3,244.7	$261.1	$142.1	$301.8	$4,808.4
Accumulated depreciation and impairment	(350.7)	(1,229.9)	(190.7)	(44.1)	—	(1,815.4)
Net book value as at March 31, 2026	$508.0	$2,014.8	$70.4	$98.0	$301.8	$2,993.0

During the year ended March 31, 2026, depreciation of $219.0 million (2025 – $204.0 million) has been recorded in cost of sales and $1.0 million (2025 – $0.8 million) in selling, general and administrative expenses.

NOTE 14 – INTANGIBLE ASSETS

		Capitalized			Technology,	Other
(amounts in millions)		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Net book value as at March 31, 2024	$1,971.3	$287.2	$505.2	$246.3	$253.4	$8.5	$3,271.9
Additions – internal development	—	67.0	—	—	19.6	—	86.6
Additions – acquired separately	—	—	—	1.2	—	0.1	1.3
Additions – non cash	—	—	—	—	—	6.4	6.4
Business combinations (Note 2 and 6)	350.2	0.7	124.5	—	—	—	475.4
Amortization	—	(35.8)	(44.5)	(17.2)	(33.8)	(1.2)	(132.5)
Impairment	—	(2.1)	—	—	—	—	(2.1)
Transfers and others	—	(0.5)	—	—	(4.8)	0.1	(5.2)
Foreign currency exchange differences	118.2	3.8	32.5	5.1	9.1	0.5	169.2
Net book value as at March 31, 2025	$2,439.7	$320.3	$617.7	$235.4	$243.5	$14.4	$3,871.0
Additions – internal development	—	62.3	—	—	10.4	—	72.7
Additions – acquired separately	—	—	—	1.0	—	—	1.0
Additions – non cash	—	—	—	—	—	5.6	5.6
Amortization	—	(49.7)	(49.9)	(17.3)	(38.5)	(2.2)	(157.6)
Impairment	—	(31.4)	—	—	(0.5)	—	(31.9)
Transfers and others	—	(8.3)	—	—	2.3	0.4	(5.6)
Foreign currency exchange differences	(39.9)	(2.5)	(13.4)	(2.7)	(4.7)	0.2	(63.0)
Net book value as at March 31, 2026	$2,399.8	$290.7	$554.4	$216.4	$212.5	$18.4	$3,692.2

32 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements

		Capitalized			Technology,	Other
		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Cost	$3,040.3	$599.1	$955.6	$337.4	$528.6	$45.2	$5,506.2
Accumulated amortization and impairment	(600.6)	(278.8)	(337.9)	(102.0)	(285.1)	(30.8)	(1,635.2)
Net book value as at March 31, 2025	$2,439.7	$320.3	$617.7	$235.4	$243.5	$14.4	$3,871.0
Cost	$2,983.5	$618.2	$940.8	$334.7	$527.5	$52.5	$5,457.2
Accumulated amortization and impairment	(583.7)	(327.5)	(386.4)	(118.3)	(315.0)	(34.1)	(1,765.0)
Net book value as at March 31, 2026	$2,399.8	$290.7	$554.4	$216.4	$212.5	$18.4	$3,692.2

During the year ended March 31, 2026, amortization of $108.6 million (2025 – $97.7 million) has been recorded in cost of sales and $49.0 million (2025 – $34.8 million) in research and development expenses.

Goodwill
The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

		Defense
	Civil Aviation	and Security	Total
Net book value as at March 31, 2024	$1,120.8	$850.5	$1,971.3
Business combinations (Note 2 and 6)	350.2	—	350.2
Foreign currency exchange differences	69.8	48.4	118.2
Net book value as at March 31, 2025	$1,540.8	$898.9	$2,439.7
Foreign currency exchange differences	(14.5)	(25.4)	(39.9)
Net book value as at March 31, 2026	$1,526.3	$873.5	$2,399.8

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2026. The Company determined the recoverable amount of each of its CGUs based on fair value less costs of disposal calculations using a discounted cash flow model. The recoverable amount of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan as approved by the Board of Directors. The cash flows are based on expectations of market growth, industry reports and trends, and past performance. Cash flows subsequent to the five‑year period were extrapolated using a constant terminal value growth rate of 2%, which is consistent with forecasts included in industry reports specific to the industry in which each CGU operates. The discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and market conditions, including the market view of risk for each CGU, and range from 8.4% to 9.7%.

During the year ended March 31, 2026, the estimated recoverable amount of each CGU exceeded their carrying amount. As a result, there was no impairment identified.

Variations in the Company assumptions and estimates, particularly in the expected revenue growth, margin projections and the discount rate could have a significant impact on fair value. For the year ended March 31, 2026, a decrease of 1% in expected revenue growth, a decrease of 1% in margin projections, or an increase of 1% in the discount rate would not have resulted in an impairment charge in any of our CGUs or group of CGUs.

CAE Financial Report 2026 | 33

Notes to the Consolidated Financial Statements
NOTE 15 – LEASES
Leases as lessee
Right-of-use assets

			Machinery
	Buildings		and
	and land	Simulators	equipment	Aircraft	Total
Net book value as at March 31, 2024	$473.9	$51.9	$9.9	$10.1	$545.8
Additions and remeasurements	135.4	—	18.0	—	153.4
Business combinations (Note 2)	22.4	106.0	—	—	128.4
Depreciation	(45.8)	(13.3)	(5.2)	(1.0)	(65.3)
Impairment	(0.7)	—	—	—	(0.7)
Purchase of assets under lease (Note 13)	—	—	—	(9.1)	(9.1)
Transfers and others	(0.9)	—	0.7	—	(0.2)
Foreign currency exchange differences	29.0	6.5	0.2	—	35.7
Net book value as at March 31, 2025	$613.3	$151.1	$23.6	$—	$788.0
Additions and remeasurements	37.4	—	—	—	37.4
Depreciation	(52.4)	(14.4)	(6.6)	—	(73.4)
Transfers and others	(7.9)	6.1	—	—	(1.8)
Foreign currency exchange differences	(2.5)	(3.8)	(0.5)	—	(6.8)
Net book value as at March 31, 2026	$587.9	$139.0	$16.5	$—	$743.4
During the year ended March 31, 2026, depreciation of $72.7 million (2025 – $64.0 million) has been recorded in cost of sales and $0.7 million (2025 – $1.3 million) in selling, general and administrative expenses.

Short-term leases, leases of low-value assets and variable lease payments
During the year ended March 31, 2026, expenses of $17.5 million (2025 – $21.0 million) have been recognized in net income relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities.

Leases as lessor

Operating Leases
As at March 31, 2026, the net book value of simulators leased under operating leases to third parties was $123.4 million (2025 – $115.9 million).

Undiscounted lease payments to be received under operating leases are as follows:

	2026	2025
Less than 1 year	$52.5	$49.1
Between 1 and 2 years	40.4	39.3
Between 2 and 3 years	24.0	30.7
Between 3 and 4 years	14.1	17.0
Between 4 and 5 years	11.5	13.4
More than 5 years	19.7	14.0
Total undiscounted lease payments receivable	$162.2	$163.5

34 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Finance Leases
Undiscounted lease payments to be received under finance leases are as follows:

	2026	2025
Less than 1 year	$29.2	$23.9
Between 1 and 2 years	23.1	21.3
Between 2 and 3 years	19.6	18.2
Between 3 and 4 years	18.3	15.9
Between 4 and 5 years	15.1	16.4
More than 5 years	109.3	118.4
Total undiscounted lease payments receivable	$214.6	$214.1
Unearned finance income	(52.3)	(56.3)
Discounted unguaranteed residual values of leased assets	(12.4)	(15.8)
Total investment in finance leases	$149.9	$142.0
Current portion (Note 10)	21.0	16.0
Non-current portion (Note 17)	$128.9	$126.0

NOTE 16 – INVESTMENT IN EQUITY ACCOUNTED INVESTEES

Net book value as at March 31, 2024	$588.8
Non-cash contributions to equity accounted investees	13.0
Acquisition of control of SIMCOM (Note 2)	(131.0)
Share of after-tax profit before elimination of unrealized profits	96.2
Elimination of unrealized profits on transactions with equity accounted investees – net	(7.8)
Dividends received from equity accounted investees	(28.7)
Dividends declared but not yet received from equity accounted investees	(7.2)
Transfers and others	0.7
Foreign currency exchange differences	35.1
Net book value as at March 31, 2025	$559.1
Cash contributions to equity accounted investees	14.5
Share of after-tax profit before elimination of unrealized profits	86.9
Elimination of unrealized profits on transactions with equity accounted investees – net	(4.2)
Dividends received from equity accounted investees	(79.6)
Transfers and others	7.4
Foreign currency exchange differences	(11.4)
Net book value as at March 31, 2026	$572.7
When the Company's share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures. During the year ended March 31, 2026, the Company's unrecognized share of profit in joint ventures was $1.9 million (2025 – $1.8 million). As at March 31, 2026, the cumulative unrecognized share of losses for these joint ventures was $6.6 million (2025 – $8.5 million) and the cumulative unrecognized share of comprehensive loss of these joint ventures was $5.4 million (2025 – $7.6 million).

The Company’s outstanding balances with its equity accounted investees are as follows:

	2026	2025
Accounts receivable (Note 10)	$154.1	$63.2
Contract assets	29.3	22.3
Other non-current assets	51.2	39.5
Accounts payable and accrued liabilities (Note 18)	8.1	14.9
Contract liabilities	147.9	57.5

The Company’s transactions with its equity accounted investees are as follows:

	2026	2025
Revenue	$270.0	$278.7
Purchases	3.1	1.4
Other income	2.9	2.4

CAE Financial Report 2026 | 35

Notes to the Consolidated Financial Statements
NOTE 17 – OTHER NON-CURRENT ASSETS

	2026	2025
Contract assets (Note 11)	$37.3	$38.8
Investment in finance leases (Note 15)	128.9	126.0
Non-current receivables	93.2	94.7
Investment tax credits	330.9	303.4
Other	98.3	94.9
	$688.6	$657.8

NOTE 18 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2026	2025
Accounts payable trade	$507.1	$701.0
Accrued and other liabilities	407.1	463.6
Amount due to related parties (Note 16)	8.1	14.9
Current portion of royalty obligations	12.8	11.3
	$935.1	$1,190.8

NOTE 19 – PROVISIONS
Changes in provisions are as follows:

	Restoration				Onerous
	and simulator				contracts
	removal	Restructuring	Legal	Warranties	and other	Total
Provisions, as at March 31, 2025	$11.0	$7.6	$4.6	$15.4	$10.2	$48.8
Additions	—	13.2	7.1	15.1	5.2	40.6
Amount used	(0.6)	(9.3)	—	(14.1)	(8.9)	(32.9)
Reversal of unused amounts	—	(0.2)	—	(2.3)	(0.2)	(2.7)
Foreign currency exchange differences	(0.1)	0.1	(0.1)	—	0.2	0.1
Transfers and others	0.3	—	—	—	(0.2)	0.1
Provisions, as at March 31, 2026	$10.6	$11.4	$11.6	$14.1	$6.3	$54.0
Current portion	$—	$11.4	$11.6	$13.5	$6.3	$42.8
Non-current portion	$10.6	$—	$—	$0.6	$—	$11.2

NOTE 20 – DEBT FACILITIES
Long-term debt, net of transaction costs is as follows:

			Repayment		2026		2025
Notional amount			period	Current	Non-current	Current	Non-current
Unsecured senior notes
U.S. dollar, fixed rate - 3.60% to 4.90%	US$	778.0	2026-2034	$102.0	$978.7	$20.0	$1,114.7
Canadian dollar, Series 1, fixed rate - 5.54%		$400.0	2028	—	398.7	—	398.1
Canadian dollar, fixed rate - 4.15%		$5.7	2027	2.9	2.8	2.9	5.7
Term loans
U.S. dollar, variable rate	US$	47.7	2026-2027	4.1	61.9	178.7	288.3
Canadian dollar, variable rate		$285.9	2026-2028	5.6	280.4	5.6	12.6
Other				—	—	33.5	—
Lease liabilities
U.S. dollar			2026-2071	42.3	433.3	92.0	432.0
Other			2026-2054	25.9	260.7	29.1	239.0
R&D obligations
Canadian dollar			2026-2048	69.2	565.7	37.2	581.0
Revolving credit facilities
U.S. dollar, variable rate				—	—	—	—
Canadian dollar, variable rate				—	—	—	—
Total long-term debt				$252.0	$2,982.2	$399.0	$3,071.4

36 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Revolving credit facility
In June 2025, the Company extended the maturity date of its US$1.0 billion unsecured revolving credit facility by two years, until June 2030.

Term loans
In May 2025, the Company prepaid a US$125.0 million unsecured term loan due in July 2025.

In June 2025, the Company extended the maturity date of a US$200.0 million syndicated term loan, bearing interest at a variable rate, until June 2027. In February 2026, the Company converted this loan to a Canadian dollar loan valued at $273.3 million, with no changes to the maturity date.

In June 2025, the Company entered into an unsecured term loan agreement amounting to US$50.0 million maturing in June 2027, bearing interest at a variable rate.

Information on the change in long-term debt for which cash flows have been classified as financing activities in the statement of cash flows are as follows:

	Unsecured				Revolving
	senior	Term	Lease	R&D	credit
	notes	loans	liabilities	obligations	facility	Total
Net book value as at March 31, 2024	$1,678.3	$239.9	$551.9	$574.2	$30.0	$3,074.3
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	(45.0)	(45.0)
Proceeds from long-term debt	—	285.8	—	45.7	—	331.5
Repayment of long-term debt	(216.1)	(72.6)	—	(32.6)	—	(321.3)
Repayment of lease liabilities	—	—	(59.9)	—	—	(59.9)
Total changes from financing cash flows	$(216.1)	$213.2	$(59.9)	$13.1	$(45.0)	$(94.7)
Non-cash changes
Business combinations (Note 2)	—	48.5	110.0	—	—	158.5
Foreign currency exchange differences	78.1	16.3	36.7	—	15.0	146.1
Additions and remeasurements of lease liabilities	—	—	153.4	—	—	153.4
Accretion	—	—	—	32.5	—	32.5
Other	1.1	0.8	—	(1.6)	—	0.3
Total non-cash changes	$79.2	$65.6	$300.1	$30.9	$15.0	$490.8
Net book value as at March 31, 2025	$1,541.4	$518.7	$792.1	$618.2	$—	$3,470.4
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	—	—
Proceeds from long-term debt	—	68.4	—	21.1	—	89.5
Repayment of long-term debt	(22.1)	(217.9)	—	(38.9)	—	(278.9)
Repayment of lease liabilities	—	—	(61.1)	—	—	(61.1)
Total changes from financing cash flows	$(22.1)	$(149.5)	$(61.1)	$(17.8)	$—	$(250.5)
Non-cash changes
Foreign currency exchange differences	(35.1)	(17.2)	(5.8)	—	—	(58.1)
Additions and remeasurements of lease liabilities	—	—	37.4	—	—	37.4
Accretion	—	—	—	34.1	—	34.1
Other	0.9	—	(0.4)	0.4	—	0.9
Total non-cash changes	$(34.2)	$(17.2)	$31.2	$34.5	$—	$14.3
Net book value as at March 31, 2026	$1,485.1	$352.0	$762.2	$634.9	$—	$3,234.2
As at March 31, 2026, the Company has no remaining R&D obligations in the drawdown phase, and the funding received to date on these loans will be repaid between calendar 2026 and 2048. These loan agreements with government entities include certain eligibility criteria, performance conditions, ongoing compliance obligations, commitments and events of default whereby suspension of funding, repayment obligations, accelerated repayment and/or termination of the agreements may result if the Company fails to meet these conditions and commitments throughout the repayment period and if no mutual agreement is found following the mandatory resolution processes.

The Company's unsecured senior notes, term loans and revolving credit facility include standard events of default and various covenant provisions, including financial covenants, whereby accelerated repayment and/or termination of the agreements may result if the Company were to default on payment or violate certain covenants. The Company is required to maintain compliance with these covenants at all times. As at March 31, 2026, the Company is in compliance with all of its financial covenants, as amended from time to time.

CAE Financial Report 2026 | 37

Notes to the Consolidated Financial Statements
NOTE 21 – EMPLOYEE BENEFITS OBLIGATIONS
Defined benefit pension plans
The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a funded pension plan for employees in the United Kingdom that provides benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, United States and Germany that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2026, the Company has issued letters of credit totalling $76.9 million (2025 – $63.9 million) to collateralize the obligations under the Canadian plans.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

The employee benefits obligations are as follows:

	2026	2025
Funded defined benefit pension obligations	$591.3	$599.2
Fair value of plan assets	635.8	585.9
Funded defined benefit pension obligations (surplus) – net	$(44.5)	$13.3
Unfunded defined benefit pension obligations	106.1	109.2
Employee benefits obligations - net	$61.6	$122.5
Employee benefit assets	$(44.5)	$(11.6)
Employee benefit obligations	$106.1	$134.1

Changes in funded defined benefit pension obligations and fair value of plan assets are as follows:

			2026			2025
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$593.8	$5.4	$599.2	$471.3	$5.0	$476.3
Current service cost	34.5	—	34.5	32.9	—	32.9
Interest cost	25.7	0.3	26.0	22.4	0.3	22.7
Actuarial (gain) loss arising from:
Experience adjustments	0.6	—	0.6	43.3	0.1	43.4
Economic assumptions	(66.0)	—	(66.0)	23.3	(0.1)	23.2
Employee contributions	8.3	—	8.3	12.9	—	12.9
Pension benefits paid	(10.9)	(0.4)	(11.3)	(12.3)	(0.3)	(12.6)
Foreign currency exchange differences	—	—	—	—	0.4	0.4
Pension obligations, end of year	$586.0	$5.3	$591.3	$593.8	$5.4	$599.2
Fair value of plan assets, beginning of year	$578.3	$7.6	$585.9	$535.0	$7.0	$542.0
Interest income	25.1	0.4	25.5	26.0	0.4	26.4
Return on plan assets, excluding amounts
included in interest income	6.1	—	6.1	14.3	(0.1)	14.2
Employer contributions	22.3	—	22.3	1.8	—	1.8
Employee contributions	8.3	—	8.3	12.9	—	12.9
Pension benefits paid	(10.9)	(0.4)	(11.3)	(12.3)	(0.3)	(12.6)
Settlements	—	—	—	1.4	—	1.4
Administrative costs	(0.9)	—	(0.9)	(0.8)	—	(0.8)
Foreign currency exchange differences	—	(0.1)	(0.1)	—	0.6	0.6
Fair value of plan assets, end of year	$628.3	$7.5	$635.8	$578.3	$7.6	$585.9
During the year ended March 31, 2025, an actuarial funding valuation report was completed by an independent actuary for a funded defined benefit pension plan in Canada. As the plan funding had reached the limit prescribed by the Canadian Income Tax Act, the Company was prohibited from making employer contributions to the plan from January 1, 2024 to December 31, 2024.

38 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Changes in unfunded defined benefit pension obligations are as follows:

			2026			2025
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$97.4	$11.8	$109.2	$86.2	$12.5	$98.7
Current service cost	3.1	0.4	3.5	4.1	0.7	4.8
Interest cost	4.0	0.3	4.3	4.0	0.4	4.4
Past service cost	—	0.8	0.8	3.6	(1.2)	2.4
Actuarial (gain) loss arising from:
Experience adjustments	(2.5)	—	(2.5)	(0.2)	(1.0)	(1.2)
Economic assumptions	(4.7)	(0.6)	(5.3)	2.8	0.3	3.1
Pension benefits paid	(3.3)	(0.8)	(4.1)	(3.1)	(0.7)	(3.8)
Foreign currency exchange differences	—	0.2	0.2	—	0.8	0.8
Pension obligations, end of year	$94.0	$12.1	$106.1	$97.4	$11.8	$109.2

Net pension cost is as follows:

			2026			2025
Canadian		Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$34.5	$—	$34.5	$32.9	$—	$32.9
Interest cost	25.7	0.3	26.0	22.4	0.3	22.7
Interest income	(25.1)	(0.4)	(25.5)	(26.0)	(0.4)	(26.4)
Settlement gain	—	—	—	(1.4)	—	(1.4)
Administrative cost	0.9	—	0.9	0.8	—	0.8
Net pension cost of funded plans	$36.0	$(0.1)	$35.9	$28.7	$(0.1)	$28.6
Unfunded plans
Current service cost	$3.1	$0.4	$3.5	$4.1	$0.7	$4.8
Interest cost	4.0	0.3	4.3	4.0	0.4	4.4
Past service cost	—	0.8	0.8	3.6	(1.2)	2.4
Net pension cost of unfunded plans	$7.1	$1.5	$8.6	$11.7	$(0.1)	$11.6
Total net pension cost	$43.1	$1.4	$44.5	$40.4	$(0.2)	$40.2

During the year ended March 31, 2026, pension costs of $23.0 million (2025 – $21.7 million) have been recorded in cost of sales, $4.8 million (2025 – $5.1 million) in research and development expenses, $9.6 million (2025 – $10.3 million) in selling, general and administrative expenses, nil (2025 – gain of $0.4 million) in restructuring, integration and acquisition costs, $4.8 million (2025 ‑ $0.7 million) in finance expense and $2.3 million (2025 – $2.8 million) were capitalized.

CAE Financial Report 2026 | 39

Notes to the Consolidated Financial Statements
Fair value of the plan assets, by major categories, are as follows:

(amounts in millions)			2026			2025
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$—	$52.6	$52.6	$—	$43.5	$43.5
Foreign	—	186.9	186.9	—	157.8	157.8
Bond funds
Government	—	152.1	152.1	—	135.3	135.3
Corporate	—	62.8	62.8	—	63.4	63.4
Private and property investments	—	147.8	147.8	—	151.6	151.6
Cash and cash equivalents	—	7.2	7.2	—	14.6	14.6
Other	—	18.9	18.9	—	12.1	12.1
Total Canadian plans	$—	$628.3	$628.3	$—	$578.3	$578.3
Foreign plans
Equity instruments	$0.4	$—	$0.4	$0.4	$—	$0.4
Debt instruments
Corporate	6.8	—	6.8	6.9	—	6.9
Other	—	0.3	0.3	—	0.3	0.3
Total Foreign plans	$7.2	$0.3	$7.5	$7.3	$0.3	$7.6
Total plans	$7.2	$628.6	$635.8	$7.3	$578.6	$585.9

As at March 31, 2026 and March 31, 2025, there were no common shares of the Company in the pension plan assets.

Significant assumptions (weighted average) used are as follows:

		Canadian		Foreign
	2026	2025	2026	2025
Pension obligations as at March 31:
Discount rate	5.19%	4.71%	4.57%	4.25%
Compensation rate increases	3.50%	3.67%	2.54%	2.48%
Net pension cost for years ended March 31:
Discount rate	4.71%	5.00%	4.25%	4.43%
Compensation rate increases	3.67%	3.69%	2.48%	2.68%

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2026		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.9	22.5	26.4	25.1
Germany	Heubeck RT2018G	23.9	21.2	26.7	24.5
United Kingdom	S4PFA M CMI 2024	22.9	21.6	25.0	23.5
United States	CPM private tables	25.1	23.7	26.6	25.3

As at March 31, 2025		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.9	22.5	26.3	25.0
Germany	Heubeck RT2018G	23.8	21.0	26.6	24.4
United Kingdom	S3PFA M CMI 2023	22.6	21.2	24.9	23.4
United States	CPM private tables	25.1	23.7	26.5	25.2

As at March 31, 2026, the weighted average duration of the defined benefit obligation is 18.2 years.

40 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
The impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2026 are as follows:

		Funded plans	Unfunded plans
Canadian		Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(25.6)	$(0.1)	$(2.6)	$(0.3)	$(28.6)
Decrease	27.6	0.1	2.7	0.4	30.8
Compensation rate:
Increase	10.9	—	0.4	—	11.3
Decrease	(10.4)	—	(0.4)	—	(10.8)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Expected employer contributions in funded plans	$24.2	$—	$24.2
Expected benefits paid in unfunded plans	3.3	0.8	4.1

NOTE 22 – OTHER NON-CURRENT LIABILITIES

	2026	2025
Contract liabilities (Note 11)	$144.0	$126.8
Share-based payments liabilities (Note 25)	22.0	40.3
Royalty obligations	54.5	66.1
Other	25.5	35.2
	$246.0	$268.4

NOTE 23 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	2026	2025
Accounts receivable	$(4.0)	$76.4
Contract assets	4.5	77.1
Inventories	135.8	(11.0)
Prepayments	(7.4)	(10.2)
Income taxes	(16.2)	(53.8)
Accounts payable and accrued liabilities	(258.1)	54.1
Provisions	4.5	(9.7)
Contract liabilities	103.2	74.2
	$(37.7)	$197.1

Supplemental information:

	2026	2025
Interest paid	$188.7	$201.7
Interest received	18.5	20.9
Income taxes paid	49.9	101.4

CAE Financial Report 2026 | 41

Notes to the Consolidated Financial Statements
NOTE 24 – ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency
	exchange differences				Net changes in
	on translation of		Net changes in		financial assets
	foreign operations		cash flow hedges		carried at FVOCI			Total
	2026	2025	2026	2025	2026	2025	2026	2025
Balances, beginning of year	$417.7	$174.5	$(34.6)	$(19.2)	$(1.3)	$(1.3)	$381.8	$154.0
Other comprehensive (loss) income	(45.0)	243.2	10.4	(15.4)	—	—	(34.6)	227.8
Balances, end of year	$372.7	$417.7	$(24.2)	$(34.6)	$(1.3)	$(1.3)	$347.2	$381.8

NOTE 25 – SHARE-BASED PAYMENTS
The Company’s share-based payment plans consist of two categories: equity-settled share-based payment plans comprised of the stock option plan, a RSU plan and a PSU plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, a RSU plan and a PSU plan.

Share-based payments expense are as follows:

	2026	2025
Equity-settled plans
Stock option plan	$6.2	$5.9
RSU plan	12.0	6.6
PSU plan	18.7	12.7
Cash-settled plans
Stock purchase plan	17.6	16.2
DSU plans	8.9	14.9
RSU plan	0.1	1.9
PSU plan	0.4	3.3
Total share-based payments expense	$63.9	$61.5
Impact of equity swap agreements (Note 31)	(3.1)	(14.6)
Amount capitalized	(0.8)	(1.0)
Share-based payments expense, net of equity swap (Note 26)	$60.0	$45.9

Carrying amount of share-based payments liabilities are as follows:

	2026	2025
Cash-settled plans
DSU plans	$33.3	$48.7
RSU plan	—	6.5
PSU plan	—	10.4
Total carrying amount of share-based payments liabilities	$33.3	$65.6
Current portion	11.3	25.3
Non-current portion (Note 22)	$22.0	$40.3

Stock option plan
Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date.

42 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Changes in outstanding stock options are as follows:

		2026		2025
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
stock options		price	stock options	price
Stock options outstanding, beginning of year	3,984,148	$28.52	6,459,922	$27.19
Granted	625,105	35.33	779,288	25.45
Exercised	(1,657,429)	27.94	(2,763,675)	24.29
Forfeited	(99,261)	29.93	(491,387)	29.96
Expired	(3,650)	27.14	—	—
Stock options outstanding, end of year	2,848,913	$30.31	3,984,148	$28.52
Stock options exercisable, end of year	1,406,633	$29.83	2,525,692	$28.44

During the year ended March 31, 2026, the weighted average market share price for stock options exercised was $39.58 (2025 ⁃ $30.57).

As at March 31, 2026, summarized information about the stock options issued and outstanding is as follows:

		Options Outstanding		Options Exercisable
		Weighted
	Number of	average remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average exercise	stock options	average exercise
exercise prices	outstanding	(years)	price	exercisable	price
$20.57 to $26.78	937,639	3.68	$23.61	470,985	$21.81
$26.83 to $30.13	453,948	4.20	28.66	191,103	28.65
$33.47 to $38.01	1,457,326	3.83	35.13	744,545	35.20
Total	2,848,913	3.84	$30.31	1,406,633	$29.83

During the year ended March 31, 2026, the weighted average fair value of stock options granted was $13.71 (2025 – $9.58).

The assumptions used in the calculation of the fair value of the stock options on the grant date using the Black-Scholes option pricing model are as follows:

	2026	2025
Common share price	$35.33	$25.45
Exercise price	$35.33	$25.45
Dividend yield	—%	0.58%
Expected volatility	39.27%	39.32%
Risk-free interest rate	2.94%	3.53%
Expected stock option life	5 years	5 years

Expected volatility is estimated by considering historical average common share price volatility over the expected life of the stock options.

Equity-settled restricted share unit (RSU) plan
RSUs are granted to certain employees, officers and executives of the Company. RSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. Restriction criteria include continuing employment for a period of up to three years. RSUs are settled three years after the grant date.

Changes in outstanding equity-settled RSUs are as follows:

	2026	2025
Equity-settled RSUs outstanding, beginning of year	574,726	292,634
Granted	599,684	393,805
Cancelled	(46,991)	(94,872)
Settled in shares	(1,702)	(15,370)
Settled in cash	(5,856)	(1,471)
Equity-settled RSUs outstanding, end of year	1,119,861	574,726
Equity-settled RSUs vested, end of year	760,647	404,144

CAE Financial Report 2026 | 43

Notes to the Consolidated Financial Statements
Equity-settled performance share unit (PSU) plan
PSUs are granted to certain employees, officers and executives of the Company. PSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. The target rate of granted units is multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are settled three years after the grant date.

Changes in outstanding equity-settled PSUs are as follows:

	2026	2025
Equity-settled PSUs outstanding, beginning of year	1,409,472	780,786
Granted	1,021,502	903,341
Cancelled	(110,706)	(242,151)
Settled in shares	(1,248)	(30,060)
Settled in cash	(3,434)	(2,444)
Equity-settled PSUs outstanding, end of year	2,315,586	1,409,472
Equity-settled PSUs vested, end of year	1,600,821	1,037,878

Cash-settled stock purchase plan
Employees of the Company and its participating subsidiaries can acquire common shares through regular payroll deductions. The Company contributes $1 for every $2 of employee contributions, up to a maximum of 3% of the employee’s base salary. The employee and Company’s contributions are remitted to an independent plan administrator who purchases common shares on the market on behalf of the employee.

Cash-settled deferred share unit (DSU) plans
Non-employee directors holding less than the minimum required holdings of common shares of the Company receive their Board retainer compensation in the form of deferred share units (DSUs). A non-employee director holding no less than the minimum required holdings of common shares may also elect to participate in the DSU plan in respect of part or all of his or her retainer. Such retainer amount is converted to DSUs based on the common shares price on the TSX on the date such retainer becomes payable to the non‑employee director.

Certain executives can elect to defer a portion or entire short-term incentive payment to the DSU plan on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the common shares weighted average price on the TSX of the five days of trading prior to the date such incentive becomes payable to the executives.

DSUs entitle the holders to receive a cash payment equal to the common shares closing price on the TSX on the payment date, or, in certain cases, the weighted average price of the five days prior to the payment date. Holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

DSUs vest immediately and are paid upon any termination of employment or when a non-employee director ceases to act as a director.

Changes in outstanding DSUs are as follows:

	2026	2025
DSUs outstanding, beginning of year	1,377,311	1,487,414
Granted	143,539	139,677
Redeemed	(599,613)	(249,780)
DSUs vested and outstanding, end of year	921,237	1,377,311

As at March 31, 2026, vested and outstanding DSUs includes 417,745 DSUs (2025 – 742,157) granted to certain employees, officers and executives of the Company under previous plans, which are paid upon any termination of employment of the holder. Under the previous plans, holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

Cash-settled restricted share unit (RSU) plan
Restricted share units (RSUs) are granted to certain employees, officers and executives of the Company. RSUs entitle the holders to receive a cash payment based on the average closing price on the TSX for the 20 trading days preceding the vesting date, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. RSUs are paid three years after the grant date. Following the adoption of the Omnibus Incentive Plan in fiscal 2024, no new awards will be granted under this plan.

44 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Changes in outstanding cash-settled RSUs are as follows:

	2026	2025
Cash-settled RSUs outstanding, beginning of year	193,139	404,037
Cancelled	(5,320)	(43,833)
Redeemed	(187,819)	(167,065)
Cash-settled RSUs outstanding, end of year	—	193,139
Cash-settled RSUs vested, end of year	—	184,725

Cash-settled performance share unit (PSU) plan
Performance share units (PSUs) are granted to certain employees, officers and executives of the Company. PSUs entitle the holders to receive a cash payment equal to the average closing price on the TSX of the common shares for the 20 trading days preceding the vesting date multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are paid three years after the grant date. Following the adoption of the Omnibus Incentive Plan in fiscal 2024, no new awards will be granted under this plan.

Changes in outstanding cash-settled PSUs are as follows:

	2026	2025
Cash-settled PSUs outstanding, beginning of year	491,896	912,281
Cancelled	(184,028)	(283,840)
Redeemed	(307,868)	(136,545)
Cash-settled PSUs outstanding, end of year	—	491,896
Cash-settled PSUs vested, end of year	—	467,991

NOTE 26 – EMPLOYEE COMPENSATION
Total employee compensation expense recognized in income is as follows:

(amounts in millions)	2026	2025
Salaries and other short-term employee benefits	$1,724.7	$1,697.0
Share-based payments expense, net of equity swap (Note 25)	60.0	45.9
Post-employment benefits – defined benefit plans (Note 21)	42.2	37.4
Post-employment benefits – defined contribution plans	42.6	39.8
Termination benefits	13.7	35.0
Total employee compensation	$1,883.2	$1,855.1

NOTE 27 – GOVERNMENT PARTICIPATION
Government contributions were recognized as follows:

	2026	2025
Credited to non-financial assets	$6.5	$21.4
Credited to income	11.5	34.3
	$18.0	$55.7

CAE Financial Report 2026 | 45

Notes to the Consolidated Financial Statements
NOTE 28 – CONTINGENCIES AND COMMITMENTS
Contingencies
From time to time, the Company is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of its business. The Company operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. The Company is also required to comply with tax laws and regulations of any country in which it operates.

The Company is subject to investigations and audits from various government and regulatory agencies. In addition, the Company may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, the Company can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated financial statements, the Company is still engaged in a dispute with Madison Industries, which initially claimed up to approximately $60 million in final price adjustments. To date, no price adjustment has been agreed to or awarded in favour of the purchaser, and a limited number of items remain in dispute, representing an amount of approximately $15 million. Price adjustments in favour of the purchaser, if any, are not expected to exceed this amount and are not expected to exceed the amounts still outstanding and receivable from the purchaser.

Given the uncertainty regarding whether any amount will ultimately be payable in connection with the dispute, and as we continue to believe that there are strong grounds for defence and are vigorously defending our position, no amount has been recognized in the Company's financial statements for any potential losses arising from this dispute as at March 31, 2026.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The class action, if authorized, would be brought on behalf of purchasers of the Company's common shares and is based upon allegations that the defendants made false and/or misleading statements to the public and seeks unspecified damages.

The class action requires authorization from the Court before it can move forward. Until it is authorized, there are no monetary claims pending against the defendants in the context of this Court proceeding. The defendants have strong legal defences to this Court proceeding and intend to defend the case vigorously. While the proceeding remains in preliminary stages and it is not possible to predict the final outcome or the timing of this Court proceeding, the Company has ascertained that substantially all of any amount payable under the proceeding would be insurable and any uninsured amounts payable by the Company have been adequately provisioned in the Company’s financial statements.

Commitments
Contractual purchase commitments that are not recognized as liabilities are as follows:

	2026	2025
Less than 1 year	$320.9	$411.8
Between 1 and 5 years	294.0	262.1
Later than 5 years	63.7	23.6
Total contractual purchase commitments	$678.6	$697.5

46 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 29 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts and swap agreements, is calculated as the present value of the estimated future cash flows using assumptions based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflects the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE Financial Report 2026 | 47

Notes to the Consolidated Financial Statements
The carrying values and fair values of financial instruments, by category, are as follows:

			2026		2025
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$552.4	$552.4	$293.7	$293.7
Equity swap agreements	Level 2	1.0	1.0	13.0	13.0
Forward foreign currency contracts	Level 2	(6.5)	(6.5)	(6.4)	(6.4)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	(10.0)	(10.0)	(14.4)	(14.4)
Forward foreign currency contracts	Level 2	(13.3)	(13.3)	(31.9)	(31.9)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	579.2	579.2	567.7	567.7
Investment in finance leases	Level 2	149.9	145.1	142.0	135.8
Other non-current assets(2)	Level 2	76.2	76.2	79.5	79.5
Accounts payable and accrued liabilities(3)	Level 2	(699.9)	(699.9)	(914.4)	(914.4)
Total long-term debt(4)	Level 2	(2,477.1)	(2,488.3)	(2,684.7)	(2,700.6)
Other non-current liabilities(5)	Level 2	(72.6)	(65.3)	(91.4)	(84.8)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(1,919.3)	$(1,928.0)	$(2,645.9)	$(2,661.4)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the year ended March 31, 2026, there were no significant changes in level 3 financial instruments.

NOTE 30 – CAPITAL RISK MANAGEMENT
The Company’s capital allocation priorities are focused on:
(i)     Organic investments for sustainable and accretive growth;
(ii)    Maintaining a strong balance sheet for optimal resiliency and financial flexibility;
(iii)   Balancing returns to shareholders with leverage targets and growth investment opportunities.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of total equity plus net debt. Net debt is calculated as total long-term debt, including the current portion of long-term debt less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

		2026	2025
Total long-term debt (Note 20)		$3,234.2	$3,470.4
Less: cash and cash equivalents		(552.4)	(293.7)
Net debt		$2,681.8	$3,176.7
Equity		5,388.1	4,976.0
Total net debt plus equity		$8,069.9	$8,152.7
Net debt-to-capital	%	33.2%	39.0

48 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 31 – FINANCIAL RISK MANAGEMENT
Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed with regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non‑refundable advance payments for contracts with customers. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are held with a wide range of commercial and government organizations and agencies. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 10 and Note 29 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segment are as follows:

As at March 31, 2026	Civil Aviation	Defense and Security	Amounts not allocated to a segment	Total
Gross accounts receivable	$350.0	$254.3	$42.4	$646.7
Gross contract assets	157.8	364.7	—	522.6
Total	$507.8	$619.0	$42.4	$1,169.3
Credit loss allowances	$(21.9)	$(0.5)	$—	$(22.4)
As a %	4.3%	0.1%	—%	1.9%

As at March 31, 2025	Civil Aviation	Defense and Security	Amounts not allocated to a segment	Total
Gross accounts receivable	$384.8	$211.8	$36.7	$633.3
Gross contract assets	163.2	357.8	—	521.0
Total	$548.0	$569.6	$36.7	$1,154.3
Credit loss allowances	$(19.3)	$(2.0)	$—	$(21.3)
As a %	3.5%	0.4%	—%	1.8%

Client concentration risk
For the year ended March 31, 2026, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2025 – 21%) of consolidated revenue.

CAE Financial Report 2026 | 49

Notes to the Consolidated Financial Statements
Liquidity risk
Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due. The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

In managing its liquidity risk, the Company has access to a committed unsecured revolving credit facility of US$1.0 billion (2025 ‑ US$1.0 billion). As well, the Company has agreements to sell interests in certain of its accounts receivable (receivable purchase facility) for an amount of up to US$400.0 million (2025 – US$400.0 million). As at March 31, 2026, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase facility totaled $399.1 million (2025 ‑ $453.6 million) of which $51.7 million (2025 – $39.9 million), corresponding to the extent of the Company’s continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

The Company has established supplier finance arrangements offered by some of its subsidiaries to certain key suppliers. Under these arrangements, the Company has the ability to submit supplier invoices, at its own discretion, to its financial institution who pays the supplier and allows the Company to extend its payment terms by 55 to 85 days. The Company pays the invoice amount and a service fee to the financial institution in accordance with the extended due dates. As at March 31, 2026, the carrying amount of accounts payable trade for this arrangement totalled nil (2025 – $73.3 million).

The following tables present a maturity analysis based on the contractual maturity date of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2026	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$699.9	$699.9	$699.9	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,472.0	2,472.0	183.9	476.3	653.0	123.2	235.8	799.8
Interest and accretion	—	602.1	86.7	72.2	49.6	35.3	49.3	309.0
Lease liabilities	762.2	1,173.7	112.3	103.2	113.4	82.0	110.9	651.9
Other non-current liabilities (3)	72.6	122.1	—	24.1	27.8	22.2	21.9	26.1
	$4,006.7	$5,069.8	$1,082.8	$675.8	$843.8	$262.7	$417.9	$1,786.8
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$19.8
Outflow		$2,402.8	$2,084.5	$307.6	$10.7	$—	$—	$—
Inflow		(2,372.2)	(2,062.7)	(298.9)	(10.6)	—	—	—
Foreign currency and
interest rate swap agreements	10.0	20.2	1.0	1.2	18.0	—	—	—
Equity swap agreements	(1.0)	(1.0)	(1.0)	—	—	—	—	—
	$28.8	$49.8	$21.8	$9.9	$18.1	$—	$—	$—
	$4,035.5	$5,119.6	$1,104.6	$685.7	$861.9	$262.7	$417.9	$1,786.8

50 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2025	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$914.4	$914.4	$914.4	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,678.3	2,678.3	277.9	469.3	140.6	654.5	121.7	1,014.3
Interest and accretion	—	686.2	93.2	74.6	67.5	50.0	34.7	366.2
Lease liabilities	792.1	1,237.2	170.7	98.9	90.3	101.8	69.9	705.6
Other non-current liabilities (3)	91.4	155.2	—	25.0	31.4	28.1	23.9	46.8
	$4,476.2	$5,671.3	$1,456.2	$667.8	$329.8	$834.4	$250.2	$2,132.9
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$38.3
Outflow		$2,829.3	$2,481.4	$305.6	$39.4	$2.9	$—	$—
Inflow		(2,780.2)	(2,443.3)	(295.4)	(38.5)	(3.0)	—	—
Foreign currency and
interest rate swap agreements	14.4	36.2	1.0	1.7	1.9	31.6	—	—
Equity swap agreements	(13.0)	(13.0)	(13.0)	—	—	—	—	—
	$39.7	$72.3	$26.1	$11.9	$2.8	$31.5	$—	$—
	$4,515.9	$5,743.6	$1,482.3	$679.7	$332.6	$865.9	$250.2	$2,132.9
(1) Includes trade accounts payable, accrued liabilities, interest payable, current portion of royalty obligations and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations. Contractual interests on debt obligations with variable interest rate are presented using the period-end rate.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in Canadian dollar equivalent using the contractual forward foreign currency rate.

The Company is party to an agreement that includes a put option, that if exercised, requires CAE to purchase the remaining equity interest in a joint venture. Under the terms of the agreement, the counterparty has the option to sell its shares in the joint venture at fair value. As at March 31, 2026, no value has been ascribed to the put option as the purchase price for the shares corresponds to their fair value.

Market risk
Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk
Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD) and Euro (€ or EUR). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies and to hedge its net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

CAE Financial Report 2026 | 51

Notes to the Consolidated Financial Statements
The forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2026			2025
	Notional		Average	Notional		Average
Currencies (sold/bought)	amount	(1)	rate	amount	(1)	rate
USD/CDN
Less than 1 year	$1,003.6		0.73	$1,257.8		0.72
Between 1 and 3 years	259.7		0.74	250.8		0.73
Between 3 and 5 years	—		—	0.4		0.75
EUR/CDN
Less than 1 year	428.9		0.63	308.1		0.66
Between 1 and 3 years	55.1		0.64	60.7		0.66
Between 3 and 5 years	—		—	2.4		0.65
CDN/USD
Less than 1 year	231.5		1.38	489.6		1.42
Between 1 and 3 years	2.8		1.39	31.3		1.39
Between 3 and 5 years	—		—	0.2		1.37
Other currencies
Less than 1 year	420.6		n.a.	426.4		n.a.
Between 1 and 3 years	0.6		n.a.	1.6		n.a.
Total	$2,402.8			$2,829.3
(1) Exchange rates as at the end of the respective periods were used to translate amounts in foreign currencies.

As March 31, 2026, the Company uses fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. The Company has designated the swap agreements as a hedge of its net investments in U.S. entities against foreign currency fluctuations.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis
The sensitivity analysis on pre-tax net income presents the impact of foreign currency denominated financial instruments and adjusts their translation for a 5% strengthening in the relevant foreign currency as at the end of the respective periods. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 5% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges as at the end of the respective periods. This analysis assumes all other variables remain constant.

	USD		EUR
	Net income	OCI	Net income	OCI
As at March 31, 2026	3.7	(16.6)	—	(6.2)
As at March 31, 2025	2.1	(10.5)	0.6	(1.1)

A weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax net income and OCI.

Hedge of net investments in foreign operations
As at March 31, 2026, the Company has designated a portion of its unsecured senior notes, term loans, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts totaling US$1,430.0 million (2025 ‑ US$1,660.9 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

Interest rate risk
Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has floating rate debts through its revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2026, 89% (2025 – 86%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

52 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Interest rate risk sensitivity analysis
During the year ended March 31, 2026, a 1% increase in interest rates would decrease net income by $4.8 million (2025 ‑ $5.2 million) and would not have a significant impact on OCI (2025 – not significant) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income.

Hedge of share-based payments expense
The Company has entered into equity swap agreements with major Canadian financial institutions to reduce its exposure to fluctuations in its share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in the Company’s share price impacting the cost of the cash-settled share-based payments plans. As at March 31, 2026, the equity swap agreements covered 900,000 common shares (2025 – 2,100,000) of the Company.

Letters of credit and guarantees
As at March 31, 2026, the Company had outstanding letters of credit and performance guarantees in the amount of $420.4 million (2025 – $406.2 million) issued in the normal course of business. These guarantees are issued under the revolving credit facility and bilateral facilities which are in most instances supported by the Performance Securities Guarantee (PSG).

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

	2026	2025
Advance payments	$222.0	$207.2
Contract performance	100.2	110.7
Lease obligations	9.4	17.3
Financial obligations	88.8	69.5
Other	—	1.5
	$420.4	$406.2

Indemnifications
In certain transactions involving business dispositions or sales of assets, the Company may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

The Company believes that, other than liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

CAE Financial Report 2026 | 53

Notes to the Consolidated Financial Statements
NOTE 32 – COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company. The Company determined that key management personnel consist of the Board of Directors and its Management Team, which is comprised of the President and Chief Executive Officer (CEO) and executive officers who report directly to him. As at March 31, 2026, key management personnel consist of 12 non-employee Directors and 11 executive officers (2025 – 12 non‑employee Directors and 8 executive officers).

The compensation expense of key management for employee services recognized in income are as follows:

	2026	2025
Salaries and other short-term employee benefits	$11.3	$12.5
Post-employment benefits – defined benefit plans	3.2	2.0
Costs related to the CEO's terms of departure	11.4	6.3
Termination benefits	—	5.0
Share-based payments expense	15.7	22.2
	$41.6	$48.0

In November 2024, the Company announced its CEO succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

During fiscal 2026, the Company incurred $14.0 million (2025 – $8.3 million) of executive management transition costs, including $11.4 million (2025 – $6.3 million) related to the CEO's terms of departure, representing accrued expenses to the then‑current CEO, and $2.6 million (2025 – $2.0 million) of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.

For the year ended March 31, 2026, the compensation earned by non-employee Directors of the Company amounted to $5.3 million (2025 – $3.9 million), which included the grant date fair value of deferred share units (DSUs) as well as cash payments.

54 | CAE Financial Report 2026